September 10, 2013

VIA EDGAR

Larry Spirgel, Assistant Director
Greg Dundas, Attorney-Advisor
Kathryn Jacobson, Senior Staff Accountant
Robert Shapiro, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Youku Tudou Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”)
Filed April 26, 2013 (File No. 001-34977)

Dear Mr. Spirgel, Mr. Dundas, Ms. Jacobson and Mr. Shapiro:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 26, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2012 Form 20-F.  The comments are repeated below and followed by the Company’s responses. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2012 Form 20-F.

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Item 5. Operating and financial review and prospects, page 72

Net Revenues, page 72

Brand Advertising, page 73

1.                                      Please clarify for us what you mean in the fourth sentence, ‘Our share of their revenues is contractually negotiated and varies depending on calculations that take into account the amount of user traffic and the number of user clicks on these advertisements that appear on our website.’

The Company respectfully advises the Staff that the Company will remove the quoted sentence in future Form 20-F filings.  The quoted sentence was inadvertently kept in the 2012 Form 20-F to describe the past arrangements between the Company and third-party internet companies under the Company’s affiliate advertising programs, which are no longer a significant source of revenues for the Company.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010, 2011 and 2012, page F-9

Capitalized content production costs, page F-16

Non-episodic film costs, page F-16

2.                                      We note on page 41 that you have built an extensive and comprehensive online video content library. Tell us where and the amount reported in the balance sheet, along with the capitalized content production costs and non-episodic film costs.

The Company respectfully advises the Staff that its online video content library is composed of professionally produced content and, to a much lesser extent, content that is produced in-house.

Professionally produced content includes movies, television series and other video content licensed either on an exclusive or non-exclusive basis from external parties. Copyrights associated with professionally produced content are reported as intangible assets in the consolidated balance sheet. As disclosed on page F-29 of the 2012 Form 20-F, the net balance of current and non-current licensed copyrights as of December 31, 2012 was RMB19,607,000 and RMB350,670,000, respectively.

The Company also contracts for the production of, and produces in-house, short films to exhibit on its websites. Costs incurred for producing in-house content, including non-episodic film costs, are capitalized in accordance with ASC 926-20-25, Entertainment — Films, Other Assets — Film Costs and reported as capitalized content productions costs in the consolidated balance sheet.  The net balance of capitalized content production costs were RMB7,782,000 and nil as of December 31, 2011 and 2012, respectively. The balance was nil as of December 31, 2012 because capitalized in-house production costs were fully amortized during fiscal year 2012.

Revenue from online advertising services, page F-19

3.                                      Please tell us in detail of the nature and types of advertising arrangements you enter into where revenue is contingent upon the delivery of undelivered items and that you recognize revenue ratably over the performance period of the last deliverable in the arrangement.

The Company respectfully advises the Staff that the Company sells advertising on its website to advertisers in different formats, including but not limited to videos, banners, links and logos, together referred to as “advertising”, to advertisers. Advertisers usually purchase advertising services in multiple formats within the same contract period.  Each format of advertising may be placed under specific channels/web pages, targeted to viewers in specific cities, and occur at different times and/or over different periods of time. Thus, arrangements with advertisers are subject to ASC-605-25 Multiple-Element

Arrangements and each format of advertising is determined to be a separate unit of accounting.

The Company executes advertising contracts with its advertisers following mutually-agreed advertising placement schedules, or “spot plans”, which are attached to the contracts. The main text of an advertising contract contains key terms, such as rights and obligations of the parties, payment terms, contract period and total price, while the spot plan provides for the details of the advertising services, including formats of advertising, quantity, position, listed price, discount and daily placement schedule. The advertising contracts, however, do not contain any explicit refund/return provisions. While certain contracts entitle the Company to receive advertising fees for partial services when the contracts are terminated upon mutual agreement of the parties, most of the contracts are silent on the Company’s rights to partial payments on delivered items when advertising services remain to be delivered. Even under the contracts that provide for partial   payment, there is no specified formula in the contract nor an agreed practice with advertisers to determine the value of partially delivered advertising services.

Although the Company has legal rights to enforce partial payment for rendered services in PRC courts, the amount of the partial payment is not considered fixed or determinable for revenue recognition purposes as there is no specified formula in the contract nor an agreed practice with advertisers. PRC law does not provide any standard formulae for the calculation of partial payment for rendered services when it is not specified in the contract. In addition, the Company does not have any experience enforcing partial payments under advertising contracts in PRC courts.

The Company does not believe that using a pro-rata allocation of the total contract price is reasonable because advertisers usually purchase advertising services in multiple formats within the same contract period and such services have different values and listed prices.  Furthermore, using the listed prices of delivered advertising services is also not considered reasonable because (i) the applicable discount that would be offered on advertising services actually delivered may be lower than the discount originally offered on the bundled contractual arrangement and (ii) not being able to broadcast an entire online advertising campaign would impact the value of delivered services.   Lastly, termination fees, damages or penalties would require negotiation between the Company and advertisers as they are not specified in a contract.

Therefore, the Company believes that before the complete delivery of all the services under an arrangement, the entire contract price would be considered contingent revenues from a contractual perspective because the Company is not able to readily determine the amount of partial payment it could receive until the last item is delivered.  As such, revenues are considered contingent upon the delivery of the undelivered item(s).  Hence, while there are separate units of accounting, the Company limits the amount of revenue recognition for delivered items to the amount that is not contingent on the delivery of remaining undelivered items, which is nil. Therefore, for advertising arrangements with multiple deliverables, revenue is recognized ratably over the performance period of the last deliverable in the arrangement.

Concentration of credit risks, page F-22

4.                                      Please include a note to the financial statements for short-term investments, which account for approximately 20% of your total assets. Disclose security classification and type based on the guidance in ASC 320. For each security type, please provide the disclosures required under ASC 820-10-50-2.

The Company respectfully advises the Staff that the short-term investments outstanding as of December 31, 2012 were principal guaranteed interest-bearing deposits placed with financial institutions in the PRC and Hong Kong with original maturities greater than three months but less than twelve months. The interest rates earned on these deposits ranged from 0.6% to 3.05% per annum with a weighted-average original maturity of 0.5 years. Due to their short-term maturities, the carrying value of short-term investments approximates their fair value as disclosed on page F-14 of the 2012 Form 20-F.

In response to the Staff’s comment, the Company proposes to include the following disclosure in the Company’s annual report on Form 20-F for the year ended December 31, 2013 to address the ASC 320 disclosure requirements:

“As of December 31, 2012 and 2013, the Company’s short-term investments consisted of interest-bearing deposits placed with financial institutions with original maturities over three months but less than twelve months. The interest rates earned on the deposits ranged from           % to            % per annum with a weighted-average original maturity of            years.

As of December 31, 2012 and 2013, the amount of interest-bearing deposits with original maturities over three months but less than twelve months held in financial institutions by geographic location was as follows:

	December 31,
(in thousands)	2012	2013
	RMB	RMB	USD

The PRC	1,695,017
Hong Kong	415,056
Total	2,110,073

As of December 31, 2012 and 2013, the Company’s interest-bearing deposits denominated in Renminbi and U.S. dollars were as follows:

	December 31,
(in thousands)	2012	2013
	RMB	RMB	USD

Renminbi	160,563
U.S. dollars	1,949,510
Total	2,110,073

5.                                     Tell us how you concluded that Domain name, trademarks, and Online Video license are deemed to have indefinite lives. In this regard, we note your disclosure on pages 55-57 that your trademarks and permits have finite lives. Refer to ASC 350-30-50-2(b)-(c). Also, tell us the carrying amount of each component.

The Company respectfully advises the Staff that the Domain name, trademarks and Online Video license were acquired as part of the merger with Tudou Holdings Limited (“Tudou”) on August 23, 2012. After the merger, Youku.com and Toudu.com continues to be operated as two separate websites with distinct brand identities.

The Company has considered the guidance in ASC 360-30-35-1 which states “If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean the same as infinite or indeterminate. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon—that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity. Such intangible assets might be airport route authorities, certain trademarks, and taxicab medallions...” and each of the factors in ASC 350-30-35-3 in determining the useful lives of the Domain name, trademarks, and Online Video license. Pursuant to ASC 350-30-35-3, the estimate of the useful life of an intangible asset to an entity should be based on an analysis of all pertinent factors, particularly the following:

a.              The expected use of the asset by the entity

Tudou is one of the leading Internet video companies and is widely recognized throughout China. It provides a robust online platform for Chinese Internet users to upload, watch and share video via the Internet. By leveraging its recognizable brand and its position as a leading Internet video company in China, Tudou has established a large and highly engaged user community. Therefore, the Company intends to use Domain name of Tudou.com, Tudou trademarks and its online video license for an indefinite period as long as Tudou remains a going concern.

b.              The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

The Domain name, trademarks and Online Video license of Tudou are considered complementary assets that are utilized together to generate net cash inflows and therefore, the Company believes it is reasonable to treat them as a combined asset group.

c.               Legal, regulatory, or contractual provisions that may limit the useful life and the entity’s historical experience in renewing or extending similar arrangements

Domain name:

The Company has registered youku.com, tudou.com and certain other domain names pursuant to Measures for Administration of Domain Names for the Chinese Internet (the “Domain Name Measures”) promulgated by the Ministry of Industry and Information Technology (the “MIIT”) on November 5, 2004. Pursuant to the Domain Name Measures, once the initial registration is completed, no renewal is required.

Trademarks:

Tudou registered its trademarks under the PRC Trademark Law starting from 2007. Pursuant to Article 39 of the PRC Trademark Law, the effective period of a trademark registration is ten years, as disclosed on page 57 of the 2012 Form 20-F, starting from the day the registration is approved. Pursuant to Article 40 thereof, a registrant may apply for renewal of a registration within twelve months before the effective period of the registration expires if it intends to continue using the registered trademark. Compared to the initial registration, the renewal process is much simpler and takes less time. In order to complete the administrative process, the Company only needs to submit a renewal form and pay a nominal registration fee for each trademark. A renewed registration will be publicly announced after being approved. Tudou will renew its trademark registration in due course under the PRC Trademark Law. The Company believes there is no foreseeable limit to the period over which the trademark is expected to generate net cash inflows to the Company.

Online Video license:

An Online Video license is required for conducting online audio-visual program services in China. Pursuant to the Administrative Provisions for the Internet Audio-Video Program Service (the “2007 Provisions”) issued by the MIIT, and the State Administration of Radio, Film and Television (the “SARFT”) in December 2007, an entity that applies to provide Internet audio-video programs related services shall satisfy a number of requirements set forth in the 2007 Provisions.  The effective period of an Online Video license is three years. If an entity intends to continue providing Internet audio-video programs related services, it shall apply for re-issuance to the authority that originally issued the Online Video license within 30 days prior to its expiration. Pursuant to the 2007 Provisions, upon application for re-issuance of its Online Video license, an entity must satisfy the following requirements:

1)             having no record of violating laws or regulations;

2)             having a sound management system for the safe transmission of programs and sound technical measures for safety protection;

3)             having audio-video program resources that are commensurate with its business and in compliance with the relevant regulations of the State;

4)             having the technical competence, network resources and funds that are commensurate with its business and shall have funds from legal sources;

5)             hiring professionals who are commensurate with its business.

As meeting the above requirements are under the Company’s control, the Company believes it will continually meet the above requirements in the ordinary course of its business.

Pursuant to a press conference held by the SARFT and the MIIT in February 2008 and the Notice on Relevant Issues Concerning the Application and Approval of SARFT Licenses issued by the SARFT in May 2008, non-state-owned or non-state-controlled providers of Internet audio-visual program services that had already been operating lawfully prior to the promulgation of such regulations are eligible to apply for an Online Video license as long as these providers have been in compliance with PRC laws and regulations.

Tudou commenced its Internet audio-visual program services before the promulgation of the 2007 Provisions and obtained its first Online Video license in September 2008. Subsequently, Tudou had successfully renewed its Online Video license in December 2011.  Based on the 2007 Provisions and the historical successful renewal experience, the Company believes it can meet the renewal requirements in the future and will continue to renew the license.  Therefore, there is no foreseeable limit to the period over which the Online Video license can generate net cash inflows to the Company.  Moreover, the Company foresees no other legal, regulatory, or contractual provisions that may limit the useful life of the intangible asset unless the license is revoked due to the Company’s violation of applicable laws and regulations.

d.              The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

Obsolescence:

Post merger, the Company operates the Youku.com and Toudu.com as independent websites with distinct brand identities. Toudu.com is positioned to appeal a young fashion-conscious viewership, while Youku.com targets a mainstream, professional audience. In addition, the new initiatives, such as video search engine (Soku.com) and mobile traffic monetization will help Tudou to boost traffic and revenues in the coming years. Soku.com, launched by Youku in May 2011, allows easy search and access to online video contents by indexing contents from top video websites in China. The Company believes that Soku.com will help drive user acquisition for Tudou and result in synergies as a result of following reasons:

a)             Tudou’s icon is positioned next to Youku’s icon on Soku.com to increase Tudou’s brand identity and provides users easy access/link to Tudou.

b)             Tudou’s search function/engine has been integrated with Soku.com which allows users to search content across two online video platforms.

Tudou, after integrating with Youku, will retain its distinct brand identity and platform, strengthening and complementing Youku’s video business. Therefore, the Company believes that Tudou’s Domain name and trademarks will not become obsolete in the foreseeable future.

Demand:

Online video service continues to be a fast-growing business in China. According to iResearch, a third-party research firm, online video advertising sales in China nearly tripled from RMB1.4 billion in 2009 to RMB6.7 billion in 2012. According to iResearch, online video advertising sales were less than 10% of the television advertising spending in China, implying vast growth potential. Furthermore, based on iResearch’s analysis, online video advertising sales will continue to grow substantially in the years to come.

Competition:

Competition in online video service industry is and will remain intense. The Company’s major competitors, Tencent, Sohu and iQiyi, which enjoy financial strength and synergies from their core businesses, captured more online video advertising market share in the 2012. As a result of the merger of Youku and Tudou, Youku and Tudou doubled their user base by combining their platforms, which in turn have extended their reach in the Chinese online video industry and reduced advertising costs. Advertisers have reacted positively to the Company’s two-platform advertising solution. The Company believes that over time, the advantages of advertising with the Company will become more pronounced and advertisers will experience increased opportunity cost of placing advertisements with other online video platforms.

Known technological advances:

Tudou has developed a robust technology platform with access to more than 4,000 leased and self-owned servers in China, in order to ensure stability and reliability of video delivery to users. Tudou’s server operations are based on a LAMP(1) structure, which enhances network reliability and lowers software-related investment. Tudou’s technology platform is built upon four robust technology systems.

• Bandwidth saving technologies focused on reducing bandwidth needed per user by combining a self-developed content delivery network (CDN) and peer-to-peer (P2P) architectures.

(1)         The acronym LAMP refers to the first letters of Linux (operating system), Apache HTTP Server, MySQL (database software), and PHP, Perl or Python, principal components to build a viable general purpose web server.

• Content management technologies reinforcing network efficiency through real-time calculations. Server loads are actively monitored to avoid overloading.

• Real-time monitoring and data back-up plans to report system malfunctions automatically and on a real-time basis. Servers can share and back up each other’s data.

• Real-time video trans-coding technology applied in mobile platforms, which allows users to have full access to Tudou’s video library. Tudou’s mobile application is available on 28 major mobile brands and over 166 handset models.

As mentioned above, Tudou’s network ecosystem applies to both CDN and P2P technologies. A properly implemented CDN allows operators to deliver high-quality content at low cost and network load levels. According to Wikipedia, CDN places copies of data at various points across multiple servers and thus, geographies. Proprietary web server software can increase the utilization rate of broadband resources and improve content distribution speeds. A CDN often reduces the load on central servers by redirecting traffic to edge servers. In the meantime, Tudou provides “Fast Tudou” P2P software for users. P2P streaming allows direct, point-to-point data transfer without accessing the host server. This technology can improve the display speed of online video clips and further reduce bandwidth costs.

After the merger in August 2012, Tudou’s CDN has been integrated with Youku’s. With the integrated CDN and increased bandwidth, Tudou has significantly improved user experiences.

Expected changes in distribution channels:

The media value of Tudou’s platform has been elevated after the merger. The Company has launched multiple initiatives to enhance the brand value and unique personality of Tudou. With an integrated sales team, the retention of high quality customers and a broader coverage after the merger, Tudou is expected to have more bargaining power with advertisers, leading to stronger pricing power.

The two platforms solution allows advertisers to reach a vast, diverse user base — with a combined total of more than 400 million viewers on a monthly basis — accounting for nearly 80% of China’s online video audience. The advanced technology and sophisticated backend system allow advertisers to target their ads by video platform, user location, and other criteria, and to track ad performance among different viewer demographics.

Legislative action:

The Company is not aware of any legislative action that will result in an uncertain or changing regulatory environment.

e.               The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

To date, no material maintenance expenditures were incurred or are expected to be incurred other than the nominal renewal fees.

Based on the above analysis, the Company concluded that there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the Domain name, trademarks and Online Video license of Tudou.  As the Company intends to be able to continually renew the trademarks and Online Video License and use these assets for an indefinite period of time, the Domain name, trademarks and Online Video license of Tudou are considered indefinite lived intangible assets in accordance with ASC 350-30-35-3.

Future events, if any, which have a significant negative impact on indefinite lived intangible assets, will be viewed as a triggering event for an impairment analysis of the asset.

According to ASC 350-30-50-2(b), “for intangible assets not subject to amortization, the total carrying amount and the carrying amount for each major intangible asset class shall be disclosed in the financial statements or the notes to financial statements for each period for which a statement of financial position is presented”. The Domain name, trademarks and Online Video license of Tudou are considered complementary assets  and combined as one intangible asset class as disclosed on page F-29 of the 2012 Form 20-F. As of December 31, 2012, the balance of Domain name, trademarks and Online Video license was RMB845, 300,000.

According to ASC 350-30-50-2(c), “for intangible assets not subject to amortization, the entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset shall be disclosed in the financial statements or the notes to financial statements for each period for which a statement of financial position is presented.” According to the Company’s accounting policy, the initial registration fee for the Domain name and the renewal fees for the Online Video license and trademarks are expensed as incurred.  The Company will disclose its accounting policy regarding costs incurred to renew the terms of the trademarks and Online Video license in note 2 — Summary of Significant Accounting Policies to the consolidated financial statements in its future Form 20-F filings.

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The Company hereby acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 20-F, please contact the undersigned at (86 10) 5885-1881 (ext. 7746) or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.

Very truly yours,

/s/ Michael Xu
Michael Xu
Chief Financial Officer and Senior Vice President, Youku Tudou Inc.

cc:           Victor Wing Cheung Koo, Chairman and Chief Executive Officer, Youku Tudou Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Anthony KY Wong, Partner, Ernst & Young Hua Ming LLP